Exhibit 99.2

OPERATING AND FINANCIAL HIGHLIGHTS

OPERATING HIGHLIGHTS

All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.

New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold producer with operating mines in Canada, the United States and Mexico, and a development project in Canada. For the three months ended March 31, 2018, the Rainy River Mine in Canada (“Rainy River”), the New Afton Mine in Canada (“New Afton”), the Mesquite Mine in the United States (“Mesquite”), and the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”), which has been is in residual leaching since June 2016, combined to produce 96,882 gold ounces, 22.2 million pounds of copper and 0.2 million silver ounces. The Peak Mines in Australia (“Peak Mines”), has been classified as a discontinued operation during the period, with its sale completed subsequent to the period.

1.	Amounts presented are on a continuing basis and exclude production from Peak Mines, which has been classified as a discontinued operation during the period.
2.	The Company uses certain non-GAAP financial performance measures throughout this Management’s Discussion and Analysis (“MD&A”). For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

1

FINANCIAL HIGHLIGHTS

	Three months ended March 31
	2018	2017
Operating information
Gold production from continuing operations (ounces)	96,882	60,980
Gold production (ounces)	122,315	89,327
Gold sales from continuing operations (ounces)	98,688	59,913
Gold sales (ounces)	120,163	87,304
Gold revenue ($/ounce)(1)	1,306	1,238
Gold average realized price from continuing operations ($/ounce)(1)	1,328	1,276
Operating expenses per gold ounce sold from continuing operations ($/ounce)(1)	774	607
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)(1)	1,219	561
Financial Information
Revenue	193.2	124.5
(Loss) earnings from continuing operations	(29.1)	30.9
Net (loss) earnings	(29.5)	37.5
Adjusted net (loss) earnings from continuing operations(1)	(16.1)	1.2
Operating cash flows generated from continuing operations	50.2	57.3
Operating cash flows generated from continuing operations before changes in non-cash operating working capital(1)	67.4	49.3
Cash and cash equivalents	191.3	349.5
Total capital expenditures (sustaining capital) from continuing operations (1)	56.0	8.9
Total capital expenditures (growth capital) from continuing operations (1)	12.7	129.4
Share Data
(Loss) earnings per share from continuing operations ($)	(0.05)	0.06
(Loss) earnings per basic share ($)	(0.05)	0.07
Adjusted net (loss) earnings per basic share from continuing operations(1) ($)	(0.03)	0.00

1.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
2.	Of the $400 million credit facility, $230 million has been drawn and $136 million has been utilized for letters of credit, both as at March 31, 2018.

2

Contents

OPERATING HIGHLIGHTS	1

FINANCIAL HIGHLIGHTS	2

OUR BUSINESS	4

OPERATING AND FINANCIAL HIGHLIGHTS	5

CORPORATE DEVELOPMENTS	9

CORPORATE SOCIAL RESPONSIBILITY	9

OUTLOOK FOR 2018	11

KEY PERFORMANCE DRIVERS	12

FINANCIAL RESULTS	15

REVIEW OF OPERATING MINES	20

DISCONTINUED OPERATIONS	30

FINANCIAL CONDITION REVIEW	33

NON-GAAP FINANCIAL PERFORMANCE MEASURES	40

ENTERPRISE RISK MANAGEMENT AND RISK FACTORS	55

CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES	57

ACCOUNTING POLICIES	57

CONTROLS AND PROCEDURES	58

CAUTIONARY NOTES	59

3

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2018

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s unaudited consolidated financial statements for the three months ended March 31, 2018 and 2017 and related notes, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted. This MD&A has been prepared as at April 25, 2018. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OUR BUSINESS

New Gold is an intermediate gold producer with operating mines in Canada and the United States and a development project in Canada. The Company’s operating properties consist of the Rainy River gold mine in Canada (“Rainy River”), New Afton gold-copper mine in Canada (“New Afton”) and the Mesquite gold mine in the United States (“Mesquite”). The Company’s Cerro San Pedro gold-silver mine in Mexico (“Cerro San Pedro”) has been in residual leaching since June 2016 and Peak Mines gold-copper mine in Australia (“Peak Mines”) has been classified as a discontinued operation during the period. New Gold’s development project is its 100%-owned Blackwater gold-silver project (“Blackwater”), located in Canada.

New Gold’s operating portfolio is diverse in the range of commodities it produces. The assets produce gold, with copper and silver by-products. The Company believes it has a solid platform to continue to execute its growth strategy, both organically and through value-enhancing accretive acquisitions, to further establish itself as an industry-leading intermediate gold producer.

4

OPERATING AND FINANCIAL HIGHLIGHTS

OPERATING HIGHLIGHTS

Three months ended March 31
	2018	2017
Operating information
Gold (ounces):
Produced from continuing operations (1)	96,882	60,980
Produced(1)	122,315	89,327
Sold from continuing operations (1)	98,688	59,913
Sold (1)	120,163	87,304
Copper (millions of pounds):
Produced from continuing operations (1)	22.2	20.5
Produced(1)	26.6	23.8
Sold from continuing operations (1)	21.3	19.9
Sold (1)	26.1	23.0
Silver (millions of ounces):
Produced from continuing operations (1)	0.2	0.2
Produced(1)	0.3	0.3
Sold from continuing operations (1)	0.2	0.2
Sold (1)	0.3	0.3
Revenue from continuing operations (1)
Gold ($/ounce)	1,306	1,238
Copper ($/pound)	2.86	2.34
Silver ($/ounce)	16.09	17.09
Average realized price from continuing operations (1) (2)
Gold ($/ounce)	1,328	1,276
Copper ($/pound)	3.14	2.57
Silver ($/ounce)	16.61	17.52
Operating expenses per gold ounce sold from continuing operations ($/ounce) (3)	774	607
Operating expenses per copper pound sold from continuing operations ($/pound) (3)	1.83	1.22
Operating expenses per silver ounce sold from continuing operations ($/ounce) (3)	9.68	8.34
Total cash costs per gold ounce sold from continuing operations ($/ounce) (2)(4)	558	236
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce) (2)(4)	1,219	561
Total cash costs per gold ounce sold from continuing operations on a co-product basis ($/ounce) (2)(4)	795	644
All-in sustaining costs per gold ounce sold from continuing operations on a co-product basis ($/ounce) (2)(4)	1,225	834

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Average realized price, total cash costs and all-in sustaining costs per gold ounce sold and total cash costs and all-in sustaining costs on a co-product basis are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
4.	The calculation of total cash costs and all-in sustaining costs per gold ounce sold is net of by-product silver and copper revenue. Total cash costs and all-in sustaining costs on a co-product basis remove the impact of other metal sales that are produced as a by-product of the Company’s gold production and apportions the cash costs to each metal produced on a percentage of revenue basis. If silver and copper revenue were treated as co-products, co-product total cash costs for the three months ended 31, 2018 from continuing operations would be $10.19 per silver ounce sold (2017 - $8.74) and $2.11 per copper pound sold (2017 - $1.44) and co-product all-in sustaining costs for the three months ended March 31, 2018 would be $15.57 per silver ounce sold (2017 - $11.35) and $3.12 per copper pound sold (2017 - $1.82).

5

The Company entered into a binding agreement with Aurelia Metals Limited (“Aurelia”) in 2017 for the sale of Peak Mines and completed the sale in early April 2018. Peak Mines has such been classified as a discontinued operation. Operating highlights are disclosed on a continuing basis.

Gold production from continuing operations of 96,882 ounces for the three months ended March 31, 2018 was higher than the 60,980 ounces in the prior-year period. Higher production was primarily due to the first full quarter of production from Rainy River and higher production from Mesquite, partially offset by planned lower production at Cerro San Pedro.

Gold sales from continuing operations were 98,688 ounces for the three months ended March 31, 2018, compared to 59,913 ounces in the prior-year period. Higher sales were attributable to the first quarter contribution from Rainy River. Timing of sales resulted in a difference between ounces sold and ounces produced.

Copper production from continuing operations for the three months ended March 31, 2018 increased by 8% to 22.2 million pounds compared to the prior-year period due to higher grades at New Afton.

Copper sales from continuing operations were 21.3 million pounds for the three months ended March 31, 2018, compared to 19.9 million pounds in the prior-year period. Higher copper sales were attributable to the increase in production compared to the prior-year period.

Operating expenses from continuing operations per gold ounce were $774 for the three months ended March 31, 2018, compared to $607 in the prior-year period. The increase was due to planned higher operating expenses at Rainy River in its first full quarter of operation.

Total cash costs per gold ounce sold from continuing operations, net of by-product sales, were $558 per ounce for the three months ended March 31, 2018 compared to $236 per ounce in the prior-year period. The increase in total cash costs was primarily driven by the higher operating expenses, coupled with lower production during Rainy River’s ramp up, partially offset by the effect of by-product revenues which benefitted from an increase in realized copper prices.

All-in sustaining costs per gold ounce sold from continuing operations were $1,219 for the three months ended March 31, 2018, compared to $561 in the prior-year period. The increase in all-in sustaining costs relative to the prior-year period was attributable to the combined impact of a $322 per ounce increase in total cash costs and a $336 per ounce, or $46 million, increase in the Company’s consolidated sustaining costs, which include New Gold’s cumulative sustaining capital, exploration, general and administrative, and amortization of reclamation expenditures. The increase in consolidated total cash costs was primarily driven by lower than run rate quarterly production at Rainy River, resulting in higher per ounce costs. At the same time quarterly sustaining costs of $65 million included $15 million, or $152 per ounce, of Rainy River related sustaining capital expenditures that were incurred in the fourth quarter of 2017 and paid in the first quarter of 2018, resulting in higher all-in sustaining costs.

For a detailed review of the Company’s operating mines, refer to the “Review of Operating Mines” sections of this MD&A.

6

FINANCIAL HIGHLIGHTS

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2018	2017
FINANCIAL INFORMATION
Revenue	193.2	124.5
Operating margin(1)	75.9	62.1
Revenue less cost of goods sold	7.7	16.2
(Loss) earnings from continuing operations	(29.1)	30.9
Net (loss) earnings	(29.5)	37.5
Adjusted net (loss) earnings from continuing operations (1)	(16.1)	1.2
Operating cash flows generated from continuing operations	50.2	57.3
Operating cash flows generated from continuing operations before changes in non-cash operating working capital (1)	67.4	49.3
Capital expenditures (sustaining capital) from continuing operations (1)	56.0	8.9
Capital expenditures (growth capital) from continuing operations (1)	12.7	129.4
Total assets	3,951.5	4,138.6
Cash and cash equivalents	191.3	349.5
Long-term debt	1,008.4	890.0

Share Data
Earnings (loss) share from continuing operations(2):
Basic ($)	(0.05)	0.06
Diluted ($)	(0.05)	0.06
Earnings (loss) per share:
Basic ($)	(0.05)	0.07
Diluted ($)	(0.05)	0.07
Adjusted net earnings (loss) per basic share ($)(1)	(0.03)	0.00
Share price as at March 31 (TSX – Canadian dollars)	3.34	3.97
Weighted average outstanding shares (basic) (millions)	578.7	528.1

1.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Operating margin, adjusted net loss (earnings), adjusted net loss (earnings) per basic share, capital expenditures (sustaining and growth) and operating cash flows generated from continuing operations before changes in non-cash operating working capital are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Revenue was $193.2 million for the three months ended March 31, 2018, compared to $124.5 million in the prior-year period. Revenue benefitted from higher metal sales volumes and prices. Relative to the prior-year period, gold sales increased by 65%, attributable to the first full quarter of production from Rainy River, and the average realized gold price increased by $52, or 4%. Copper sales at New Afton increased by 7% and the average realized copper price increased by $0.57 per pound, or 22% compared to the prior-year period.

Revenue less cost of goods sold for the three months ended March 31, 2018 was $7.7 million compared to $16.2 million in the prior-year period. This decrease was driven by the increase in depreciation and depletion due to the first full quarter of production from Rainy River, which was only partially offset by the increase in operating margin.

Adjusted net loss from continuing operations for the three months ended March 31, 2018 was $16.1 million, or $0.03 per basic share, compared to adjusted net earnings of $1.2 million or $0.00 per basic share in the prior-year period. Adjusted net loss from continuing operations was primarily impacted by an increase depreciation and depletion expenses and an increase in finance costs which were only partially offset by a higher operating margin, lower exploration, business development and corporate and administration expenses, and lower tax expense when compared to the prior-year period.

7

For the three months ended March 31, 2018, the net loss from continuing operations was impacted by an increase in depreciation and depletion expenses, an increase in finance costs and an increase in foreign exchange loss which were partially offset by a higher operating margin when compared to the prior-year period.

Operating cash flows generated from continuing operations for the three months ended March 31, 2018 was $50.2 million, compared with $57.3 million in the prior-year period. Operating cash flows generated from continuing operations before changes in non-cash working capital for the three months ended March 31, 2018 was $67.4 million compared with $49.3 million in the prior-year period. The improvement was due to an increase in operating margin, a decrease in exploration, business development, and corporate general and administrative expenses, and lower income taxes paid. Cash generated from continuing operations was lower than the prior-year period, due to the receipt of an outstanding concentrate receivable of $21.2 million at New Afton in the prior-year period and the current period including an increase in working capital associated with the increase in stockpile inventory at Rainy River.

For the three months ended March 31, 2018, cash generated from operations was $65.1 million, compared to $76.8 million in the prior-year period. Cash generated from operations before changes in non-cash working capital for the first- quarter of 2018 was $82.3 million compared with $68.8 million in the prior-year period, due to the increase in operating margin and the decrease in exploration, business development, and corporate general and administrative expenses. Cash generated from continuing operations was lower than the prior-year period, due to the receipt of an outstanding concentrate receivable of $21.2 million at New Afton in the prior-year period and the current period including an increase in working capital associated with the increase in stockpile inventory at Rainy River.

For further information on the Company’s liquidity and cash flow position, please refer to the “Liquidity and Cash Flow” section of this MD&A. For further information on the Company’s financial results, please refer to the “Financial Results” section of this MD&A.

8

CORPORATE DEVELOPMENTS

New Gold’s strategy involves strong operational execution at its current assets and disciplined growth through both organic initiatives and value-enhancing mergers and acquisitions. Since the middle of 2009, New Gold has focused on enhancing the value of its portfolio of assets, while also continually looking for compelling external growth opportunities. New Gold’s objective is to pursue corporate development initiatives that will maximize long-term shareholder value.

In early April 2018, the Company completed the sale of Peak Mines located in New South Wales, Australia, to Aurelia. The sale of Peak Mines further enables the Company to focus on its Americas-centric portfolio of operating mines and development projects.

CORPORATE SOCIAL RESPONSIBILITY

CORPORATE SOCIAL RESPONSIBILITY HIGHlights for Q1 2018

•      New Gold was the 4th highest ranked Canadian mining company and 14th overall in the 2018 Future 40 Responsible Corporate Leaders in Canada by Corporate Knights, which identifies Canada’s emerging sustainability leaders from small to mid-cap corporations.

•      New Gold signed a Participation Agreement with Animakee Wa-Zhing 37 First Nation in the Rainy River area.

•      The Blackwater team took part in community meetings at Ulkatcho First Nation in British Columbia.

•      The Mesquite Mine was recommended for recertification under the International Cyanide Management Code based on the auditor’s determination of full compliance.

•     The New Afton Mine obtained certification under ISO 14001:2015 standard.

New Gold is committed to excellence in corporate social responsibility. The Company considers its ability to make a lasting and positive contribution toward sustainable development a key driver to achieving a productive and profitable business. New Gold aims to achieve this objective through the protection of the health and well-being of its people and host communities as well as employing industry-leading practices in the areas of environmental stewardship and community engagement and development.

As a participant of the United Nations Global Compact, New Gold’s policies and practices are guided by its principles with regard to human rights, labour, environmental stewardship and anti-corruption. As a member of the Mining Association of Canada (“MAC”), all New Gold’s operations adopt the MAC’s Towards Sustainable Mining protocols.

New Gold is committed to protect the welfare of its employees and contractors through safety-first work practices, to upholding fair employment practices and encouraging a diverse workforce, where people are treated with respect and are supported to realize their full potential. The Company strives to create a culture of inclusiveness and tolerance that begins at the top and is reflected in its hiring, promotion and overall human resources practices. In each of its host communities, the Company strives to be an employer of choice through the provision of competitive wages and benefits, and through the implementation of policies of recognizing and rewarding employee performance and promoting from within wherever possible.

The Company is committed to preserving the long-term health and viability of the natural environments that host its operations. Wherever New Gold operates – in all stages of mining activity, from early exploration and planning, to commercial mining operations through to eventual closure – the Company is committed to excellence in environmental management. From the earliest site investigations, New Gold carries out comprehensive environmental studies to establish baseline measurements for flora, fauna, earth, air and water. During operations, the Company promotes the efficient use of raw materials and resources and works to minimize environmental impacts and maintain robust monitoring programs. After mining activities are complete, New Gold’s objective is to restore the land to a sustainable end land use.

9

The New Gold environmental management standards are based on internationally recognized standards. The standards serve to guide site-level management systems to ensure that site operations identify and appropriately manage their environmental aspects, adopt a consistent approach to identifying and controlling environmental risks, report progress through audits and assessments, and adopt a high level of environmental stewardship. All sites are expected to have an external audit, peer audit or self-assessment annually based on our audit schedule.

As part of the implementation process, each operation has also compiled a register of significant environmental risks. This register contains the main environmental risks for each operation and allows corporate representatives to test the adequacy and effectiveness of controls as well as emergency preparedness and mitigation measures associated with these greatest potential risks.

New Gold is committed to establishing relationships based on mutual benefit and active participation with its host communities to contribute to healthy and sustainable communities. Wherever the Company’s operations interact with Indigenous peoples, New Gold promotes understanding of, and respect for traditional values, customs and culture and takes meaningful action to consider their interests through collaborative agreements aimed at creating jobs, training and other lasting socio-economic benefits.

The New Gold community engagement and development standards provide guidance to our sites to identify our communities of interest, and effectively engage and sustain dialogue, and to find opportunities to contribute to long-term development within our host communities. They also drive us to monitor and continually improve our processes and performance. The standards are based on several internationally recognized principles and values. At each site, the standards are being progressively implemented to guide site-level management systems to ensure that site operations appropriately identify and engage with local communities of interest, respect human rights, identify opportunities for sustainable community investments, and makes commercially reasonable efforts to maximize local hiring and contracting.

Our standards also guide our operations to adopt a consistent approach to identifying and controlling social risks and to report progress through audits and assessments. All sites are expected to have an external audit, peer audit or self-assessment annually based on an audit schedule.

10

OUTLOOK FOR 2018

New Gold is pleased to reiterate its guidance for 2018 as follows:

	Gold Production(1)	Copper Production(1)	Operating Expense(2) (4)	Operating Expense(2) (4)	All-in Sustaining Costs(3) (4)
	(thousands of ounces)	(millions of pounds)	(per gold ounce sold)	(per copper pound sold)	(per gold ounce sold)
Rainy River	310 - 350	-	$430 - $470	-	$990 - $1,090
New Afton	55 - 65	75 - 85	$455 - $495	$1.10 - $1.30	($1,020) - ($980)
Mesquite	140 - 150	-	$890 - $930	-	$1,005 - $1,045
Cerro San Pedro	20 - 30	-	$1,255 - $1,295	-	$1,330 - $1,370
Total	525 - 595	75 - 85	$555 - $595	$1.35 - $1.55	$860 - $900

1.	Consolidated silver production is estimated to be approximately 0.9 million ounces in 2018.
2.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
3.	Net of by-product silver and copper revenues.
4.	For details on the key assumptions, which apply to all 2018 production and cost guidance contained in this MD&A, refer to “Total Operating Expense and All-in Sustaining Costs per Gold Ounce Sold” below.

Production

New Gold’s 2018 consolidated gold production is expected to increase by approximately 30% relative to the prior year due to the benefit of the first full year of operations at Rainy River more than offsetting the planned decreases in gold production at New Afton, Mesquite and Cerro San Pedro, and the sale of Peak Mines. Consolidated copper production for 2018 is expected to decrease relative to the prior year primarily due to the sale of Peak Mines and planned lower mill throughput at New Afton. Consolidated silver production is scheduled to remain in line with 2017 at approximately 0.9 million ounces.

Consistent with previous years, New Gold’s 2018 full-year gold production is not scheduled to be evenly distributed across the four quarters. After the first quarter of 2018, the Company’s consolidated gold production is expected to occur evenly throughout the balance of the year.

Total Operating Expense and All-in Sustaining Costs per Gold Ounce Sold

New Gold’s by-product pricing assumptions for 2018 are $3.20 per copper pound, which was in line with spot prices at the beginning of the year when guidance was set and approximates the mid-point of the Company’s copper collar pricing, and $17.00 per silver ounce which is in line with spot prices. The 2018 assumptions for the Canadian dollar and Mexican peso exchange rates of $1.25 and $18.00 to the U.S. dollar are also in line with spot exchange rates.

The Company’s operating expense per gold ounce is expected to decrease in 2018, as a higher proportion of gold sales will be from the Rainy River Mine. Operating expense per copper pound in 2018 is expected to increase relative to the prior-year period due to lower mill throughput and copper grades at New Afton.

New Gold’s 2018 all-in sustaining costs are expected to increase relative to the prior year. The Company’s 2018 consolidated total cash costs, which form a component of all-in sustaining costs, are expected to be $360 to $400 per ounce. Sustaining costs for 2018, including sustaining capital, exploration, general and administrative and amortization of reclamation expenditures, are expected to increase by approximately $145 million relative to the prior year primarily due to an increase in sustaining capital expenditures during Rainy River’s first full year of operation. This increase is expected to be partially offset by lower capital and exploration expenditures at New Afton, Mesquite and Cerro San Pedro, as well as a sustainable reduction in corporate general and administration expenditures.

11

KEY PERFORMANCE DRIVERS

There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are market prices of gold, copper and silver, as well as foreign exchange rates.

Production Volumes and Costs

New Gold’s portfolio of continuing operating mines produced 96,882 gold ounces for the three months ended March 31, 2018.

Operating expenses per gold ounce sold from continuing operations for the three months ended March 31, 2018 were $774, compared to $607 in the prior-year period. Operating expenses per copper pound sold from continuing operations for the three months ended March 31, 2018 were $1.83, compared to $1.22 in the prior-year period. Operating expenses per silver ounce sold from continuing operations for the three months ended March 31, 2018 were $9.68 compared to $8.34 in the prior-year period.

For the three months ended March 31, 2018, total cash costs and all-in sustaining costs from continuing operations, net of by-product sales, were $558 and $1,219 per gold ounce sold, respectively. In the prior-year period, total cash costs and all-in sustaining costs were $236 and $561 per gold ounce sold, respectively.

For an analysis of the impact of production volumes and costs for the three months ended March 31, 2018 relative to prior-year periods, refer to the “Operating Highlights” section of this MD&A.

Commodity Prices

Gold prices

The price of gold is the single largest factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold.

For the three months ended March 31, 2018, New Gold’s gold revenue per ounce and average realized gold price per ounce were $1,306 and $1,328, respectively, in line with the LBMA p.m. average gold price of $1,329 per ounce.

Copper prices

In October 2017, New Gold entered into copper price option contracts covering approximately 60 million pounds of its 2018 production, with put options at a strike price of $3.00 per pound and call options at a strike price of $3.37 per pound, at a nominal cost to the Company. Call options sold and put options purchased are treated as derivative financial instruments and mark-to-market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses.

12

For the three months ended March 31, 2018, New Gold’s copper revenue per pound and average realized copper price per pound were $2.86 and $3.14, respectively, in line with the average LME copper price of $3.16 per pound.

Silver prices

For the three months ended March 31, 2018, New Gold’s silver revenue per ounce and average realized silver price per ounce were $16.09 and $16.61 respectively, compared to the LBMA p.m. average silver price of $16.77 per ounce. The difference between New Gold’s average realized silver price and the LBMA p.m. average silver price is as a result of timing of spot sales.

Foreign Exchange Rates

The Company operates in Canada, the United States, and Mexico, while revenue is generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton, Rainy River and Blackwater, as well as through corporate administration costs. The Company also has exposure to the Mexican peso through Cerro San Pedro.

The Canadian dollar strengthened against the U.S. dollar by approximately 1% from December 31, 2017 to March 31, 2018. The average Canadian dollar against the average U.S. dollar for the three months ended March 31, 2018 strengthened by approximately 4% when compared to the prior-year period. The strengthening or weakening of the Canadian dollar impacts costs in U.S. dollar terms at the Company’s Canadian operations, as well as capital costs at the Company’s Canadian development properties as a significant portion of operating and capital costs are denominated in Canadian dollars.

The Mexican peso strengthened against the U.S. dollar by approximately 1% from December 31, 2017 to March 31, 2018. The average Mexican peso against the average U.S. dollar for the three months ended March 31, 2018 strengthened by approximately 8% when compared to the prior-year period. The strengthening or weakening of the Mexican peso impacts costs in U.S. dollar terms at the Company’s Mexican operation, Cerro San Pedro, as a portion of operating costs are denominated in Mexican pesos.

13

For an analysis of the impact of foreign exchange fluctuations on operating costs for the three months ended March 31, 2018 relative to prior-year periods, refer to the “Review of Operating Mines” sections for New Afton and Cerro San Pedro.

Economic Outlook

The LBMA p.m. gold price increased by 5% during the first quarter of 2018. Global politics have proved relatively volatile during the period. The U.S. administration, which had threatened to impose tariffs and restrictions on trading partners who were deemed to be operating unfairly, has started to follow through and implement policies to that end. The primary focus to date has been China, and in combination with persistent uncertainty around NAFTA negotiations and an increasingly coordinated Western response to Russian actions, has resulted in considerable volatility in equity markets. This has provided a supportive backdrop for gold, which, while remaining range bound, has performed well.

Prospects for gold are encouraged by several structural factors. Mine supply has been plateauing as high quality deposits become more difficult to find and more expensive to develop and mine. Exploration budgets have been cut in recent years, increasing the likelihood that supply will remain muted, even in the face of increasing gold prices. Gold held in exchange-traded products is significantly below the peak in 2012, suggesting that the broad investment community has capacity to add length to positions as sentiment improves. With its pipeline of development projects, New Gold believes it is particularly well positioned both to operate in a lower gold price environment and to take advantage of higher prices in the gold market.

Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, gold supply and demand, and macroeconomic factors such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for precious metals and for gold in particular, and believes the prospects for the business are favourable. New Gold’s growth plan is focused on organic and acquisition-led growth, and the Company plans to remain flexible in the current environment to be able to respond to opportunities as they arise.

14

FINANCIAL RESULTS

Summary of Quarterly Financial Results

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2018	2017
FINANCIAL RESULTS
Revenue	193.2	124.5
Operating expenses	117.3	62.4
Depreciation and depletion	68.2	45.9
Revenue less cost of goods sold	7.7	16.2
Corporate administration	5.4	7.5
Share-based payment expenses	1.4	1.2
Exploration and business development	0.6	1.7
Earnings from operations	0.3	5.8
Finance income	0.5	0.2
Finance costs	(16.7)	(1.2)
Other gains and losses
Unrealized gain on share purchase warrants	-	1.1
(Loss) gain on foreign exchange	(19.9)	4.4
Gain on disposal of El Morro stream	-	33.0
Other gain on disposal of assets	-	0.2
Revaluation of AFS securities	-	0.1
Gain on copper forward contracts and copper option contracts	6.8	1.0
Unrealized gain (loss) on revaluation of gold stream obligation	3.3	(3.0)
Loss on revaluation of gold price option	-	(10.6)
Other	1.6	(0.5)
(Loss) earnings before taxes	(24.1)	30.5
Income tax (expense) recovery	(5.0)	0.4
Net (loss) earnings from continuing operations	(29.1)	30.9
(Loss) earnings from discontinued operations	(0.4)	6.6
Net (loss) earnings	(29.5)	37.5
Adjusted (loss) earnings from continuing operations (1)	(16.1)	1.2

1.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

15

Revenue

For the three months ended March 31, 2018, the $68.7 million, or 55%, increase in revenue was due to the combined impact of a $9.8 million increase driven by higher gold and copper prices and a $42.9 million increase in metal sales volumes. The average realized prices for the three months ended March 31, 2018 were $1,328 per gold ounce, $3.14 per pound of copper and $16.61 per silver ounce. This compared to $1,276 per gold ounce, $2.57 per pound of copper and $17.52 per silver ounce in the prior-year period.

A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.

Operating expenses

For the three months ended March 31, 2018, operating expenses increased compared with the prior-year period mainly due to planned higher operating expenses at Rainy River in its first full year of operation.

Depreciation and depletion

For the three months ended March 31, 2018, depreciation and depletion increased compared with prior-year periods due to depreciation and depletion being recognized at Rainy River in its first full year of operations.

Revenue less cost of goods sold

For the three months ended March 31, 2018, revenue less cost of goods sold decreased primarily due to higher depreciation and depletion, which was partially offset by the increase in the operating margin.

Corporate administration and share-based payment expenses

For the three months ended March 31, 2018, the decrease in corporate administration and share-based payment expenses resulted from the corporate restructuring which occurred in the fourth quarter of 2017.

Finance income and finance costs

For the three months March 31, 2018, finance costs increased as the Company ceased capitalization of interest to its qualifying development property due to the commencement of commercial production at Rainy River, and there was incremental interest incurred on the additional drawn portion of the Company’s revolving credit facility.

Other gains and losses

The following other gains and losses are added back for the purposes of adjusted net earnings:

Gold stream obligation

For the three months ended March 31, 2018, the unrealized gain on revaluation of the gold stream obligation derivative instrument was due to the increase in the reference discount rate, only partially offset by accretion expense.

Copper price option contracts

In the prior year, the Company entered into copper price option contracts by purchasing put options at a strike price of $3.00 per pound and selling call options at a strike price of $3.37 per pound for 27,600 tonnes (approximately 60 million pounds) of copper production during 2018.

These derivative instruments are fair valued at the end of each reporting period. For the three months ended March 31, 2018, the Company recognized a gain of $6.8 million on the revaluation of the copper price option contracts resulting from the decrease in copper prices.

16

Foreign exchange

Movements in foreign exchange are due to the revaluation of the non-monetary assets and liabilities at the balance sheet date and the appreciation or depreciation of the Canadian dollars and Mexican peso compared to the U.S. dollar in the current period.

Other prior-year period gains and losses

During the first quarter of 2017, the Company sold its 4% stream on future gold production from El Morro for $65.0million cash. As a result, the Company recorded a gain on disposal of $33.0 million representing the difference between the net proceeds received and the carrying value of the asset. A gain on the mark-to-market of share purchase warrants was also recorded as the traded value of the New Gold share purchase warrants decreased. In June 2017 all share purchase warrants expired unexercised, thus there was no earnings impact for the three months ended March 31, 2018.

In the prior year, the Company entered into gold price option contracts whereby it sold a series of call option contracts and purchased a series of put option contracts. These derivative instruments were fair valued at the end of each reporting period, recording a loss of $10.6 million in the prior-year period. On December 31, 2017, these options expired and no further gold price option contracts have been entered into in 2018.

Income tax

Income tax expense from continuing operations for the three months ended March 31, 2018, was $5.0 million on a loss before taxes of $24.1 million compared to a recovery of $0.4 million on an earnings of $30.5 million in prior-year period, reflecting an effective tax rate of 20.7% in 2018 compared to 1.31% in 2017. The primary reason for the change in the unadjusted effective tax rate is the lower tax rate applicable on the disposal of the El Morro stream in the prior-year period and the impact of foreign exchange movements on the deferred tax related to non-monetary assets and liabilities. For the three months ended March 31, 2018, the Company recorded a foreign exchange loss of $21.6 million on non-monetary assets and liabilities, compared to a gain of $4.4 million in the prior-year period with no associated tax impact. For the three months ended March 31, 2017 the unadjusted effective tax rate was impacted due to higher income tax rate in the province of British Columbia.

On an adjusted net (loss) earnings basis, the adjusted tax expense from continuing operations for the three months ended March 31, 2018, was $4.8 million, compared to an adjusted tax expense of $0.4 million in the prior year. The adjusted tax expense excludes the impact of foreign exchange, disposal of the El Morro gold stream and revaluation of the gold stream obligation. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

17

Net (loss) earnings

For the three months ended March 31, 2018, the net loss was impacted by an increase in depreciation and depletion expenses, finance costs, and foreign exchange loss which were only partially offset by higher operating margin when compared to the prior period.

Adjusted (loss) net earnings from continuing operations

Net earnings have been adjusted for other gains and losses on the consolidated income statement. Key entries in this grouping are: the fair value changes for the gold stream obligation; fair value changes for gold and copper option contracts; foreign exchange gain or loss; and gain or loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

18

Key Quarterly Operating and Financial Information

Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Operating information
Total gold production (ounces)(1)	122,315	145,992	82,027	105,064	89,327	95,883	95,546	99,423	90,811
Gold production from continuing operations (ounces)(1)	96,882	110,240	67,653	79,025	60,980	77,026	57,565	68,138	71,215

Total gold sales (ounces)(1)	120,163	143,644	79,904	99,235	87,304	93,936	96,452	101,820	86,031

Gold sales from continuing operations (ounces) (1)	98,688	108,782	67,052	73,707	59,913	75,887	56,038	74,036	68,882

Revenue	193.2	193.5	142.5	143.8	124.5	140.7	125.2	140.1	126.8

(Loss) earnings from continuing operations	(29.1)	(179.6)	29.2	17.8	30.9	(23.3)	0.8	(14.1)	28.5
per share:
Basic ($)	(0.05)	(0.31)	0.05	0.03	0.06	(0.05)	$nil	(0.03)	0.06
Diluted ($)	(0.05)	(0.31)	0.05	0.03	0.06	(0.05)	$nil	(0.03)	0.06
(Loss) earnings from discontinued operations, net of tax	(0.4)	(16.0)	(2.2)	5.3	6.6	1.0	3.3	0.2	(2.9)
Net (loss) earnings	(29.5)	(195.6)	27.0	23.1	37.5	(22.3)	4.1	(13.9)	25.6
per share:
Basic ($)	(0.05)	(0.34)	0.05	0.04	0.07	(0.04)	0.01	(0.03)	0.05
Diluted ($)	(0.05)	(0.34)	0.05	0.04	0.07	(0.04)	0.01	(0.03)	0.05

A detailed discussion of production is included in the “Operating Highlights” section of this MD&A.

19

REVIEW OF OPERATING MINES

AT-A-GLANCE

AS AT MARCH 31, 2018

2018 GUIDANCE:

Gold: 310,000 - 350,000 ounces

OPERATING EXPENSES/oz: $430 - $470

ALL-IN SUSTAINING COSTS/OZ: $990 - $1,090

q1 2018 Production

Gold: 39,325 ounces

Silver: 0.1 MILLION OUNCES

ALL-IN SUSTAINING COSTS/OZ: $2,447

Rainy River Mine, Ontario, Canada

Rainy River is a gold mine located approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people, in northwestern Ontario, Canada. The property is located near infrastructure and is comprised of approximately 192 square kilometres of freehold and leasehold patented surface rights and mining rights, properties and unpatented mining claims.

At December 31, 2017, the mine had 4.4 million ounces of Proven and Probable Gold Mineral Reserves, with 1.8 million ounces of Measured and Indicated Gold Mineral Resources, exclusive of Mineral Reserves. Rainy River enhances New Gold’s operational platform through its significant production scale and exciting longer-term exploration potential in a great mining jurisdiction.

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2018	2017
Operating information
Ore mined (thousands of tonnes)	3,267	-
Ore processed (thousands of tonnes)	1,578	-
Average grade:
Gold (grams/tonne)	1.08	-
Silver (%)	2.03	-
Recovery rate (%):
Gold	81.0	-
Silver	56.0	-
Gold (ounces):
Produced (1)	39,325	-
Sold (1)	40,880	-
Silver (millions of ounces):
Produced (1)	0.1	-
Sold (1)	0.1	-
Revenue
Gold ($/ounce)	1,328	-
Silver ($/ounce)	17.00	-
Average realized price (2):
Gold ($/ounce)	1,328	-
Silver ($/ounce)	17.00	-
Operating expenses per gold ounce sold ($/ounce) (4)	1,240	-
Operating expenses per silver ounce sold ($/ounce) (4)	15.57	-
Total cash costs per gold ounce sold (2)(3)	1,238	-
All-in sustaining costs per gold ounce sold (2)(3)	2,447	-
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	1,240	-
Silver ($/ounce)	15.57	-

20

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2018	2017
Operating information
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	2,427	-
Silver ($/ounce)	30.52	-
FINANCIAL INFORMATION
Revenue	55.3	-
Operating margin (2)	3.7	-
Revenue less cost of goods sold	(13.8)	-
Capital expenditures (sustaining capital) (2)	48.9	-
Capital expenditures (growth capital) (2)	10.2	126.3

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, and operating margin and capital expenditures (sustaining capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs per gold ounce is net of by-product silver revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Operating results

Production

Mining activity continued to progress on plan during the quarter. Rainy River mined a total of 3.3 million tonnes of ore and currently has a high/medium grade stockpile of approximately 1.3 million tonnes that is available for processing in the near-term, and a low-grade stockpile of approximately 2.1 million tonnes that is scheduled to be processed at the end of the mine life. During the quarter, the mine processed 1.6 million tonnes of ore at an average gold grade of 1.1 grams per tonne with recoveries of 81%.

The process facility encountered operational and mechanical challenges during the quarter that impacted availability. No single issue accounted for a significant portion of the unplanned downtime. However, plugged apron feeders, premature motor failure on the cyclone feed pump, and additional time required for the initial replacement of SAG mill liners are examples of the issues encountered. These issues were addressed through the quarter which also provided insight into minor design improvements that should improve the process facility performance going forward. Review and implementation of the design improvements is underway, ultimately reducing reoccurrence and increasing operational stability. Importantly, the process facility demonstrated its operational potential with throughput rates averaging approximately 22,500 tonnes per operating day. Recoveries in the quarter were lower than planned due to the previously described process interruptions as well as performance and increased wear of various screens, which have since been addressed. The focus in the second quarter is on increasing and stabilizing the process facility availability as well as recoveries.

Revenue and Revenue less cost of goods sold

For the three months ended March 31, 2018, revenue was $55.3 million, and revenues less cost of goods sold was a loss of $13.8 million, primarily driven by higher operating expenses when compared to the fourth quarter of 2017 (described below), and higher depreciation and depletion resulting from higher production.

21

Operating expenses, total cash costs and all-in sustaining costs

For the three months ended March 31, 2018, operating expense per gold ounce sold was $1,240 compared to $1,432 as at December 31, 2017, due to higher gold sale volumes.

For the three months ended March 31, 2018, total cash costs and all-in sustaining costs per gold ounce sold were $1,238 and $2,447 respectively, as the operation ramped up to nameplate capacity during the period. In addition, the December 31, 2017 working capital balance, included amounts related to sustaining capital expenditures incurred but not paid. In the current period the payment of these amounts increased first quarter 2018 all-in sustaining costs by approximately $15.0 million, or $365 per ounce.

First quarter operating expenses and all-in sustaining costs were above the annual guidance ranges as expected, due to the first quarter being the lowest production volume quarter of the year.

Capital expenditures

For the three months ended March 31, 2018, sustaining and growth capital expenditures was $48.9 million primarily to tailings dam construction and capitalized stripping. The Company paid $10.2 million of the remaining payables associated with the project development in the first quarter of 2018.

Impact of foreign exchange on operations

Rainy River’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended March 31, 2018, the value of the U.S. dollar averaged $1.26 against the Canadian dollar, compared to $1.32 in the first quarter of 2017, resulting in a negative impact on total cash costs of $56 per gold ounce sold against prior year-period foreign exchange rates.

22

AT-A-GLANCE

2018 GUIDANCE:

Gold: 55,000 - 65,000 ounces

copper: 75 - 85 million pounds

OPERATING EXPENSE/gold OZ: $455 -$495

ALL-IN SUSTAINING COSTS/OZ: ($1,020) - ($980)

Q1 2018 Production:

Gold: 19,998 Ounces

copper: 22.2 million pounds

OPERATING EXPENSE/gold OZ: $408

ALL-IN SUSTAINING COSTS/OZ: ($605)

New Afton Mine, British Columbia, Canada

The New Afton Mine is located near Kamloops, British Columbia. At December 31, 2017, the mine had 1.0 million ounces of Proven and Probable Gold Mineral Reserves and 941 million pounds of Proven and Probable Copper Mineral Reserves, with 1.2 million ounces of Measured and Indicated Gold Mineral Resources, exclusive of Mineral Reserves, and 968 million pounds of Measured and Indicated Copper Mineral Resources, exclusive of Mineral Reserves. A summary of New Afton’s operating results is provided below.

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2018	2017
Operating information
Ore mined (thousands of tonnes)	1,450	1,608
Ore processed (thousands of tonnes)	1,290	1,440
Average grade:
Gold (grams/tonne)	0.57	0.57
Copper (%)	0.94	0.80
Recovery rate (%):
Gold	84.1	79.7
Copper	83.2	80.3
Gold (ounces):
Produced (1)	19,998	20,937
Sold (1)	18,485	20,716
Copper (millions of pounds):
Produced (1)	22.2	20.5
Sold (1)	21.3	19.9
Silver (millions of ounces):
Produced (1)	0.1	0.1
Sold (1)	0.1	0.1
Revenue
Gold ($/ounce)	1,218	1,171
Copper ($/pound)	2.86	2.34
Silver ($/ounce)	14.90	16.10
Average realized price (1)(2):
Gold ($/ounce)	1,336	1,282
Copper ($/pound)	3.14	2.57
Silver ($/ounce)	16.39	17.63

23

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2018	2017
Operating information
Operating expenses per gold ounce sold ($/ounce) (4)	408	458
Operating expenses per copper pound sold ($/pound) (4)	0.96	0.92
Total cash costs per gold ounce sold ($/ounce) (2)(3)	(1,702)	(829)
All-in sustaining costs per gold ounce sold ($/ounce) (2)(3)	(1,313)	(505)
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	527	569
Copper ($/pound)	1.24	1.14
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	631	679
Copper ($/pound)	1.48	1.36

Financial Information:
Revenue	84.5	71.8
Operating margin(2)	56.2	43.6
Revenue less cost of goods sold(5)	18.4	9.6
Capital expenditures (sustaining capital) (2)	6.6	6.5
Capital expenditures (growth capital) (2)	0.5	0.9

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin, and capital expenditures (sustaining capital and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs per gold ounce is net of by-product revenue while total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
5.	Prior-year period comparatives have been revised. Please refer to the “Key Quarterly Operating and Financial Information” section of this MD&A for further information.

Operating results

Production

For the three months ended March 31, 2018, gold production was consistent with the prior-year period as an expected decrease in ore mined and ore processed was offset by an increase in gold recovery. Copper production increased relative to the prior-year period due to an increase in copper grade and copper recovery.

Revenue

For the three months ended March 31, 2018, revenue increased compared with the prior-year period due to a $13.0 million impact of higher realized gold and copper prices, which were only partially offset by lower metal sales volumes.

At the end of the period, New Afton’s exposure to the impact of movements in market metal prices for provisionally priced contracts was 15,240 ounces of gold and 16.2 million pounds of copper. Exposure to these price movements was reduced by 14,085 ounces of gold swaps and 15.7 million pounds of copper swaps outstanding as at March 31, 2018.

Revenue less cost of goods sold

For the three months ended March 31, 2018, the increase in revenue less cost of goods sold was primarily driven by an increase in operating margin driven by increased revenue.

24

Operating expenses, total cash costs and all-in sustaining costs per gold ounce sold

For the three months ended March 31, 2018, operating expense decreased, as expenses were apportioned to each metal on a percentage of revenue basis, with gold revenue representing a lower portion of total sales in comparison to the prior-year period.

All-in sustaining costs decreased as the benefit of higher by-product revenues was only partially offset by higher sustaining costs. By-product revenues benefitted from an increase in the realized copper price and higher copper sales volumes.

Capital expenditures

In both the current and prior-year period, sustaining capital expenditures were primarily related to mine development, and growth capital expenditures were primarily related to study costs at the New Afton C-zone.

Impact of foreign exchange on operations

New Afton’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended March 31, 2018, the value of the U.S. dollar averaged $1.26 against the Canadian dollar, compared to $1.32 in the prior-year period, resulting in a negative impact on total cash costs of $88 per gold ounce sold.

25

AT-A-GLANCE

2018 GUIDANCE:

Gold: 140,000 - 150,000 ounces

OPERATING EXPENSES/oz: $890 - $930

ALL-IN SUSTAINING COSTS/OZ: $1005 - $1045

Q1 2018 production:

Gold: 33,111 ounces

OPERATING EXPENSES/oz: $818

ALL-IN SUSTAINING COSTS/OZ: $854

Mesquite Mine, California, USA

The Company’s Mesquite Mine is located in Imperial County, California, approximately 70 kilometres northwest of Yuma, Arizona and 230 kilometres east of San Diego, California. It is an open pit, run-of-mine heap leach gold mining operation. The mine was operated between 1985 and 2001 by Goldfields Mining Corporation, subsequently Santa Fe Minerals Corporation, and finally Newmont Mining Corporation with Western Goldfields Inc. acquiring the mine in 2003. The mine resumed production in 2008. New Gold acquired Mesquite as part of the business combination with Western Goldfields in mid-2009. At December 31, 2017, the mine had 1.1 million ounces of Proven and Probable Gold Mineral Reserves and 1.2 million ounces of Measured and Indicated Gold Mineral Resources, exclusive of Mineral Reserves. A summary of Mesquite’s operating results is provided below.

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2018	2017
Operating information
Ore mined and placed on leach pad (thousands of tonnes)	4,663	4,488
Waste mined (thousands of tonnes)	11,740	10,585
Ratio of waste-to-ore	2.52	2.36
Average grade:
Gold (grams/tonne)	0.32	0.32
Gold (ounces):
Produced (1)(2)	33,111	30,403
Sold (1)	34,534	29,153
Revenue
Gold ($/ounce)	1,324	1,274
Average realized price (3):
Gold ($/ounce)	1,324	1,274
Operating expenses per gold ounce sold ($/ounce) (4)	818	695
Total cash costs per gold ounce sold ($/ounce) (3)	818	695
All-in sustaining costs per gold ounce sold ($/ounce) (3)	854	765

FINANCIAL INFORMATION
Revenue	45.7	37.2
Operating margin(3)	17.5	17.0
Revenue less cost of goods sold	5.4	6.3
Capital expenditures (sustaining capital)(3)	0.5	1.6
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring gold ounces.
3.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, average realized price, operating margin and capital expenditures (sustaining capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
4.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

26

Operating results

Production

For the three months ended March 31, 2018, the increase in gold production at Mesquite relative to the prior-year period was due to increased ore tonnes mined and placed and increased process solution flow on the heap leach pad which resulted in a drawdown of leach pad inventory.

Revenue

For the three months ended March 31, 2018, the increase in revenue was attributable to the $6.9 million impact of higher gold prices and the $1.6 million impact from higher sales volumes.

Revenue less cost of goods sold

For the three months ended March 31, 2018, the decrease in revenue less cost of goods sold was primarily driven by an increase in gold revenue compared to the prior-year period being offset by higher operating expenses and depreciation and depletion due to increased production.

Operating expenses, total cash costs and all-in sustaining costs per gold ounce sold

For the three months ended March 31, 2018, operating expenses increased when compared to the prior-year period due to higher ore tonnes mined and processed, and higher process solution flow.

For the three months ended March 31, 2018, all-in sustaining costs increased due to the increase in operating costs, partially offset by a decrease in sustaining costs.

Capital expenditures

For the three months ended March 31, 2018, the decrease in sustaining capital expenditures was due to a decrease in purchase of component parts for the mobile fleet when compared with the prior-year period.

27

 AT-A-GLANCE

2018 GUIDANCE:

Gold: 20,000 - 30,000 ounces

OPERATING EXPENSES/GOLd oz: $1,255 - $1,295

ALL-IN SUSTAINING COSTS/OZ: $1,330 - $1,370

Q1 2018 PRoduction

Gold: 4,448 ounces

operating expenses/gold oz: $1,594

ALL-IN SUSTAINING COSTS/OZ: $1,706

Cerro San Pedro Mine, San Luis Potosí, México

The Cerro San Pedro Mine is located in the state of San Luis Potosí in central México, approximately 20 kilometres east of the city of San Luis Potosí. The mine is a gold-silver, open pit, run-of-mine heap leach operation. Cerro San Pedro finished active mining late in the second quarter of 2016 and is now in residual leaching. A summary of Cerro San Pedro’s operating results is provided below:

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2018	2017
Operating information
Gold (ounces)
Produced (1)(2)	4,448	9,640
Sold (1)	4,789	10,044
Silver (millions of ounces)
Produced (1)(2)	0.1	0.2
Sold (1)	0.1	0.2
Revenue
Gold ($/ounce)	1,329	1,268
Silver ($/ounce)	16.74	17.47
Average realized price (3):
Gold ($/ounce)	1,329	1,268
Silver ($/ounce)	16.74	17.47
Operating expenses per gold ounce sold ($/ounce) (5)	1,594	1,150
Operating expenses per silver ounce sold ($/ounce) (5)	20.09	15.84
Total cash costs per gold ounce sold ($/ounce) (3)(4)	1,600	1,099
All-in sustaining costs per gold ounce sold ($/ounce) (3)(4)	1,706	1,255
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	1,555	1,129
Silver ($/ounce)	19.59	15.55
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	1,643	1,258
Silver ($/ounce)	20.71	17.33

FINANCIAL INFORMATION
Revenue	7.7	15.5
Operating margin (3)	(1.5)	1.5
Revenue less cost of goods sold	(2.3)	0.3
Capital expenditures (sustaining capital)(3)	-	0.7
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory adjustments, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring gold ounces.
3.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, and operating margin and capital expenditures (sustaining and growth) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Performance Measures” section of this MD&A.
4.	The calculation of total cash costs per gold ounce sold and all-in sustaining costs per gold ounce sold is net of by-product silver revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
5.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

28

Operating results

Production

Cerro San Pedro finished active mining late in the second quarter of 2016 and transitioned to residual leaching. As a result, and consistent with expectations, for the three months ended March 31, 2018, gold and silver production decreased compared to the prior-year period.

Revenue

For the three months ended March 31, 2018, the decrease in revenue was attributable to the decrease in metal sales volumes as Cerro San Pedro due to the mine being in residual leaching.

Revenue less cost of goods sold

For the three months ended March 31, 2018, revenue less cost of goods sold was a loss of $2.3 million primarily attributable to the decrease in revenue described above.

Operating expenses, total cash costs and all-in sustaining costs

For the three months ended March 31, 2018, operating expenses and all-in-sustaining costs increased when compared to the prior-year period, due to lower gold and silver sales volumes. As the Company is drawing down leach pad inventory during the residual leach period, $397 per ounce of the reported all-in sustaining are related to mining costs that were incurred in prior periods.

Impact of Foreign Exchange on Operations

Cerro San Pedro was impacted by changes in the value of the Mexican peso against the U.S. dollar. For the three months ended March 31, 2018, the value of the Mexican peso averaged MXN18.73 against the U.S. dollar compared to MXN20.30 in the prior-year period. This change in foreign exchange had a negative impact on total cash costs of $35 per gold ounce sold.

29

DISCONTINUED OPERATIONS

In July 2017, the Company began a process for the sale of Peak Mines, its gold-copper mine located in Australia and upon commencement of the process, met the criteria as a discontinued operation under IFRS 5. In November 2017, the Company entered into a binding agreement to sell Peak Mines. In conjunction with the agreement, the Company received a $3.0 million prepayment from the buyer which was recorded as a deferred benefit within current liabilities on the consolidated statement of financial position. The Company completed the sale of Peak Mines in early April 2018.

For the three months ended March 31, 2018, and the prior-year period, the net (loss) earnings from Peak Mines is reported as (loss) earnings from discontinued operations. Total assets and liabilities of Peak Mines (excluding any assets and liabilities which do not form part of the net assets being sold) are reported as assets and liabilities held-for-sale, respectively, as at March 31, 2018. Upon classification of Peak Mines as held-for-sale, the Company ceased recognizing depreciation and depletion at Peak Mines.

As at March 31, 2018, the Company measured the asset group at the lower of carrying value and fair value less costs to sell (“FVLCS”). The expected purchase consideration was used as the basis for determining the fair value and an estimate of the disposal costs was used as the basis for the costs to sell. The net loss from discontinued operations of $0.4 million for the three months ended March 31, 2018 reflects the change in FVLCS for the net assets held-for-sale.

30

Blackwater Project, British Columbia, Canada

Blackwater is a bulk-tonnage, gold-silver project located approximately 160 kilometres southwest of Prince George, a city of approximately 80,000 people, in central British Columbia, Canada. The project property position covers over 1,000 square kilometres and is located near infrastructure.

Environmental and permitting activities

The following environmental and permitting related activities occurred at Blackwater during the three months ended March 31, 2018:

AT-A-GLANCE

AS AT March 31, 2018

PROVEN AND PROBABLE RESERVES

GOLD: 8.2 MILLION OUNCES

SILVER: 60.8 MILLION OUNCES

MEASURED AND INDICATED RESOURCES

(Exclusive of Reserves)

Gold: 1.4 MILLION OUNCES

SILVER: 8.9 MILLION OUNCES

•	The Provincial and Federal environmental assessment technical review stage continued, with approvals anticipated in 2018.
•	Advanced discussions with key First Nations on Participation Agreements.
•	Advanced project trade-off studies.

Project costs

For the three months ended March 31, 2018, capital expenditures totalled $1.9 million, compared with $1.8 million in the prior-year period. Expenditures in the current period related to continued advancement of the environmental assessment process, including work to resolve remaining regulatory and First Nations comments and related environmental and engineering studies, as well as discussions with First Nations on Participation Agreements.

The Company is currently advancing its internal trade-off studies for the Blackwater project. The objective of these studies is to further enhance project economics and maximize free cash flow by reducing the project strip ratio, maximizing the feed grade and lowering both development capital and operating costs. Aspects of the project being evaluated include the scale of the operation, ore sorting and flowsheet configurations. The internal studies are expected to be completed in the second half of 2018.

31

New Afton C-zone, British Columbia, Canada

The C-zone is the down-plunge extension of the B-zone block cave currently being mined at New Afton. In early 2016 New Gold completed a feasibility study which confirmed the viability and positive economics for the C-zone deposit. The feasibility study relates to the C-zone Mineral Reserves which have demonstrated economic viability at the New Afton property and is not part of, and should be distinguished from, the current mining of the B-zone reserves. Work completed in 2016 included additional exploration drilling, mine optimizations and planning reviews, and development of a Project Implementation Plan. The detailed results from the feasibility study can be found in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2015.

AT-A-GLANCE AS AT MARCH 31, 2018 MEASURED AND INDICATED RESOURCES (Included in New Afton Measured and Indicated Resources) Gold: 616,000 OUnces copper: 453 million pounds

Project update and costs

During the three months ended March 31, 2018, work on the C-zone focused on tailings management optimization, mine plan optimization and trade-off studies related to evaluating rail veyor and tunnel boring. Studies on the use of thickened and amended tailings continued to be advanced with two deposition location options – Historic Afton tailings storage facility and Afton Pit-being considered.

Mining studies were conducted to evaluate potential incorporation of rail veyor and tunnel boring into the project. A revised mine plan with removal of the Apex level was prepared along with changes to the pillar sizing and draw cone size. Geotechnical modeling of the new mine plan was conducted by ITASCA and showed improved geotechnical conditions compared with the original mine plan.

For the three months ended March 31, 2018 project capital expenditures totalled $0.5 million.

32

FINANCIAL CONDITION REVIEW

Balance Sheet Review

As at March 31		As at December 31
(in millions of U.S. dollars)	2018	2017
balance sheet information
Cash and cash equivalents	191.3	216.2
Other current assets	242.9	238.8
Non-current assets	3,416.3	3,453.3
Assets held for sale	101.0	109.0
Total assets	3,951.5	4,017.3

Current liabilities	153.8	181.2
Non-current liabilities excluding long-term debt	618.8	626.1
Long-term debt	1,008.4	1,007.7
Liabilities held for sale	55.2	62.8
Total liabilities	1,836.2	1,877.8
Total equity	2,115.3	2,139.5
Total liabilities and equity	3,951.5	4,017.3

Assets

Cash and cash equivalents

The decrease in cash and cash equivalents was primarily driven by capital expenditures at the Company’s operating mines, partially offset by operating cash flow generated in the period.

Other current assets

Other current assets primarily consist of trade and other receivables, inventories, prepaid expenses, and derivative assets. Other current assets remained consistent with the prior period as an increase in inventories at Rainy River which commenced commercial production on November 1, 2017, was offset by a decrease in trade and other receivables.

Non-current assets

Non-current assets primarily consist of mining interests which include the Company’s mining properties, development projects and property, plant and equipment, and long-term inventory. Non-current assets are consistent with the prior year as the Company’s investments in mining interests was offset by depreciation and depletion in the period.

Liabilities

Current liabilities

Current liabilities consists of trade and other payables, current income tax payable and the deferred benefit related to the sale of Peak Mines. Current liabilities decreased compared to the prior-year period as a result of a reduction in trade payables and accruals related to the payment of capital development working capital at Rainy River which was outstanding as at December 31, 2017. This was partially offset by an increase in interest payable as the Company makes interest payments on its senior secured notes in the second and fourth quarters. In addition, the Company’s copper price option contracts were in an asset position of $2.7 million as at March 31, 2018, compared to a liability position of $4.1 million at December 31, 2017.

33

Non-current liabilities excluding long-term debt

Non-current liabilities excluding long-term debt consist primarily of reclamation and closure cost obligations, the gold stream obligation and deferred tax liabilities.

The Company’s asset retirement obligations consist of reclamation and closure costs for Rainy River, New Afton, Mesquite, Cerro San Pedro and Blackwater. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing monitoring and other costs. The long-term discounted portion of the liability as at March 31, 2018 was $120.4 million and was in line with the balance at December 31, 2017 of $121.5 million.

The net deferred income tax liability increased from $78.7 million as at December 31, 2017, to $98.1 million at March 31, 2018. The increase is mainly driven by the impact of foreign exchange movements on the deferred tax related to non-monetary asset and liabilities. For the three months ended March 31, 2018, the Company recorded a foreign exchange loss of $21.6 million on non-monetary assets and liabilities. This was primarily due to the deferred tax liabilities being denominated in currencies other than the U.S. dollar and has no tax impact.

Long-term debt and other financial liabilities containing financial covenants

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt includes senior unsecured notes and the amounts drawn on the Company’s revolving credit facility.

In 2015, the Company entered into a $175 million streaming transaction with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc. (“Royal Gold”). The Company has designated the gold stream obligation as a financial liability under the scope of IFRS 9. Accordingly, the Company values the liability at the present value of its expected future cash flows at the end of each reporting period, with the changes in fair value reflected in the consolidated income statements and the consolidated statements of comprehensive income. The gold stream obligation contains a maximum leverage ratio covenant (net debt to earnings before interest, taxes, depreciation, amortization, exploration, impairment and other non-cash adjustments “Adjusted EBITDA”) of 3.5: 1.0, with the exception that the net leverage covenant limit may increase to 4.0: 1.0 for two consecutive quarters, provided that it thereafter returns to a maximum of 3.5: 1.0. However, in order to provide additional flexibility, Royal Gold has agreed to adjust this leverage ratio to match the revised maximum leverage ratio under the revolving credit facility for the quarters ending March 31, 2018. Gold and silver ounces that will be delivered to RGLD Gold AG (“Royal Gold”), in accordance with a streaming agreement, and will be accounted for as financing activities in the Company’s cash flow statement.

In 2012, the Company issued $500.0 million of senior unsecured notes (“2022 Unsecured Notes”). As at March 31, 2018, the face value was $500.0 million. The 2022 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. Interest is payable in arrears in equal semi-annual instalments in May and November of each year.

In 2017, the Company issued $300.0 million of senior unsecured notes (“2025 Unsecured Notes”). As at March 31, 2018, the face value was $300.0 million. The 2025 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on May 15, 2025, and bear interest at the rate of 6.375% per annum. Interest is payable in arrears in equal semi-annual instalments in May and November of each year.

The 2022 and 2025 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (earnings before interest taxes depreciation, amortization, impairment and other non-cash adjustments to interest) of 2.0: 1.0. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions.

34

The Company holds a $400.0 million revolving credit facility (the “Credit Facility”) with a maturity date in August 2020.

Net debt is used to calculate leverage for the purpose of covenant tests and pricing levels. The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains two covenant tests, the minimum interest coverage ratio, earnings before interest, taxes, depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest and the maximum leverage ratio (net debt to Adjusted EBITDA), both of which are measured on a rolling four-quarter basis at the end of every quarter. As at March 31, 2018, the maximum Leverage Ratio is 4.0: 1.0.

Significant financial covenants are as follows:

		Three months ended March 31	Twelve months ended December 31
	Financial covenant	2018	2017
Financial covenants
Minimum interest coverage ratio (EBITDA to interest)	>3.0 : 1	4.5 : 1	4.7 : 1
Maximum leverage ratio (net debt to EBITDA)	<4.0 : 1	3.3 : 1	3.1 : 1

The interest margin on drawings under the Credit Facility ranges from 1.00% to 3.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s net debt to Adjusted EBITDA ratio and the currency and type of credit selected by the Company. Based on the Company’s net debt to Adjusted EBITDA ratio, the rate is 3.25% over LIBOR as at March 31, 2018 (December 31, 2017 – 3.25%). The standby fees on undrawn amounts under the Credit Facility range from 0.45% to 0.73%, depending on the Company’s net debt to Adjusted EBITDA ratio. Based on the Company’s net debt to adjusted EBITDA ratio, the rate is 0.73% as at March 31, 2018 (December 31, 2017 – 0.73%).

As at March 31, 2018, the Company has drawn $230.0 million under the Credit Facility and the Credit Facility has been used to issue letters of credit of $135.7 million as at March 31, 2018 (December 31, 2017 - $138.8 million). Of the issued letters of credit, $16.3 million relate to Peak Mines. Letters of credit relate to reclamation bonds, worker’s compensation security and other financial assurances required with various government agencies.

Liquidity and Cash Flow

As at March 31, 2018, the Company had cash and cash equivalents of $191.3 million compared to $216.2 million at December 31, 2017. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from the DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. Surplus corporate funds are only invested with approved government or bank counterparties.

The Company’s liquidity is impacted by several factors which include, but are not limited to, gold and copper market prices, capital expenditures, operating costs, interest rates and foreign exchange rates.  These factors are monitored by the Company on a regular basis and will continue to be reviewed.

35

The Company’s cash flows from operating, investing and financing activities, as presented in the consolidated statements of cash flows, are summarized in the following table for the three months ended March 31, 2018 and 2017:

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2018	2017
cash flow information
Cash generated from operations	65.1	76.8
Cash used by investing activities (capital expenditures and other)	(76.8)	(143.2)
Cash generated from investing activities (sale of El Morro stream)	-	65.0
Cash generated from financing activities	(6.7)	164.3
Effect of exchange rate changes on cash and cash equivalents	(0.8)	0.7
Cash reclassified as held for sale	(5.7)	-
Change in cash and cash equivalents	(24.9)	163.6

Operations

For the three months ended March 31, 2018, the decrease in cash generated from operations was primarily due to the prior-year period including the receipt of an outstanding concentrate receivable of $21.2 million and the current period including the increase in working capital associated with the increase in stockpile inventory at Rainy River, partially offset by an increase in operating margin and decrease in exploration, business development, and corporate general and administrative expenses.

Investing Activities

Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects. Spending was $76.8 million for the three months ended March 31, 2018 compared to $143.2 million in the prior-year period. In the prior-year period investing activities primarily focused on project advancement at Rainy River, which reached commercial production in the fourth quarter of 2017. In addition, the current period included payments of working capital related to mining interest incurred at Rainy River as at December 31, 2017, but not paid.

In addition to growth capital spending at Rainy River, the Company received $65.0 million of net proceeds from the sale of the El Morro stream during the first quarter of 2017.

36

The following table summarizes the capital expenditures (mining interests per the unaudited consolidated statements of cash flows) for the three months ended March 31, 2018 and 2017:

Three months ended March 31
(in millions of U.S. dollars)	2018	2017
CAPital EXpenditures by site
Rainy River	59.1	126.3
New Afton	7.2	7.7
Mesquite	0.5	1.6
Cerro San Pedro	-	0.7
Blackwater	1.9	1.8
Corporate	0.1	0.2
Capital expenditures from continuing operations	68.7	138.3
Peak Mines	8.7	5.4
Total capital expenditures	77.4	143.7

Financing Activities

Cash used in financing activities was primarily related to interest paid on long term debt.

The Company’s March 31, 2018 cash balance of $191.3 million, together with the $34.3 million available for drawdown under the Credit Facility at March 31, 2018 provide the Company with approximately $225.6 million of liquidity, in addition to the net cash the Company’s operating mines are expected to generate and the enhanced liquidity resulting from the proceeds and release of letters of credit from the sale of Peak Mines.

The net cash generated by operations is highly dependent on metal prices, including gold and copper, as well as other factors, including the Canadian/U.S. dollar exchange rate. To mitigate a portion of this risk, in October 2017, the Company entered into copper price option contracts by purchasing put options at a strike price of $3.00 per pound and selling call options at a strike price of $3.37 per pound for 27,700 tonnes (approximately 60 million pounds) of copper production during 2018.

The Company has outstanding notes in the principal amount of $500 million maturing in 2022 and $300 million maturing in 2025. The Company also has $230 million outstanding under the credit facility, excluding letters of credit. Assuming the continuation of prevailing commodity prices and exchange rates, and operations performing in accordance with mine plans, the Company will be able to repay indebtedness from internally generated cash flow during the projected life of the operating mines.

Taking into consideration the Company’s current cash position, volatile equity markets and foreign exchange rates, global uncertainty in the capital markets and increasing cost pressures, the Company regularly reviews expenditures and assesses business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, including the development of its projects, while continuing production at its current operations.

In addition, in November 2017 the Company entered into a binding agreement to sell Peak Mines. The sale was completed in early April 2018. The transaction will provide the Company enhanced liquidity and an opportunity to develop and grow its core assets. The sale of Peak Mines will further enable the Company to focus on its America’s centric portfolio of operating mining and development projects.

37

Commitments

The Company has entered into a number of contractual commitments for capital items relating to operations and development. At March 31, 2018, these commitments totalled $85.3 million, $84.5 million of which is expected to fall due over the next 12 months. This compares to commitments of $51.4 million as at December 31, 2017, $48.5 million of which was expected to fall due over the upcoming year. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

Contingencies

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

38

Contractual Obligations

The following is a summary of the Company’s payments due under contractual obligations:

				As at March 31		As at December 31
	< 1 year	1-3 Years	4-5 Years	After 5 Years	2018 Total	2017 Total
CONTRACTUAL OBLIGATIONS(1)
Long-term debt	-	230.0	500.0	300.0	1,030.0	1,030.0
Interest payable on long-term debt	31.0	100.8	89.0	40.6	261.4	292.9
Operating lease commitments	1.9	2.8	1.7	3.0	9.4	10.3
Capital expenditure commitments	84.5	0.3	0.4	0.1	85.3	51.4
Reclamation and closure cost obligations	2.7	15.4	18.2	124.7	161.0	187.1
Gold stream obligation	25.8	55.1	55.4	151.6	287.9	290.5
Total contractual obligations	145.9	404.4	664.7	620.0	1,835.0	1,862.2

1.	The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt obligations are comprised of senior unsecured notes.

Related Party Transactions

The Company did not enter into any related party transactions during the three months ended March 31, 2018.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Outstanding Shares

As at April 25, 2018, there were 578,635,838 common shares of the Company outstanding. The Company had 11,838,933 stock options outstanding under its share option plan, exercisable for up to 11,838,933 common shares.

39

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Total Cash Costs per Gold Ounce

“Total cash costs per gold ounce” is a non-GAAP measure that is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold.

The Company produces copper and silver as by-products of its gold production. The calculation of total cash costs per gold ounce for Rainy River and Cerro San Pedro is net of by-product silver sales revenue, and the calculation of total cash costs per gold ounce sold for New Afton is net of by-product silver and copper sales revenue. New Gold notes that in connection with New Afton, the copper by-product revenue is sufficiently large to result in a negative total cash cost on a single mine basis. Notwithstanding this by-product contribution, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining Company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, New Gold has also calculated total cash costs on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all total cash cost information in this MD&A is net of by-product sales.

Total cash costs are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

40

All-in Sustaining Costs per Gold Ounce

“All-in sustaining costs per gold ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining Company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Compensation Committee of the Board of Directors uses all-in sustaining costs, together with other measures, in its company scorecard to set incentive compensation goals and assess performance.

All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per ounce as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining. Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded. The table “Sustaining Capital Expenditure Reconciliation” reconciles New Gold’s sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures and exploration costs, financing costs, tax expense, and transaction costs associated with mergers and acquisitions, and any items that are deducted for the purposes of adjusted earnings.

By including total cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs.

41

Cash Costs and All-in Sustaining Costs (“AISC”) per Ounce Reconciliation Tables

The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Three months ended March 31, 2018
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
COnsolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	76.4	38.9	2.0	117.3
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	98,688	21.3	0.2
Operating expenses per unit of metal sold ($/ounce or pound)	774	1.83	9.68
Operating expenses(1)	76.4	38.9	2.0	117.3
Treatment and refining charges on concentrate sales	2.2	6.0	0.1	8.3
Adjustments(2)	(0.1)	(0.1)	-	(0.2)
Total cash costs from continuing operations	78.4	44.8	2.1	125.4
By-product silver and copper sales from continuing operations				(70.3)
Total cash costs net of by-product revenue from continuing operations				55.1
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	98,688	21.3	0.2
Total cash costs on a co-product basis from continuing operations (3) ($/ounce or pound)	795	2.11	10.19
Total cash costs per gold ounce sold from continuing operations ($/ounce)				558
Total co-product cash costs from continuing operations	78.4	44.8	2.1
Total cash costs net of by-product revenue from continuing operations				55.1
Sustaining capital expenditures(4) (6)	36.3	18.5	1.0	55.8
Sustaining exploration - expensed	0.3	0.1	-	0.4
Corporate G&A including share-based compensation(5)	4.3	2.2	0.1	6.6
Reclamation expenses	1.6	0.8	0.1	2.5
Total co-product all-in sustaining costs from continuing operations	120.9	66.4	3.3
Total all-in sustaining costs net of by-product revenue from continuing operations				120.3
All-in sustaining costs on a co-product basis from continuing operations(3) ($/ounce or pound)	1,225	3.12	15.57
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				1,219
1.	Operating expenses (“Opex”) are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to social closure costs incurred at Cerro San Pedro that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
6.	For the three months ended March 31, 2018, sustaining capital expenditures are net of $0.3 million in proceeds from disposal of assets.

42

Three months ended March 31, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
COnsolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	36.4	24.3	1.7	62.4
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	59,913	19.9	0.2
Operating expenses per unit of metal sold ($/ounce or pound)	607	1.22	8.34
Operating expenses(1)	36.4	24.3	1.7	62.4
Treatment and refining charges on concentrate sales	2.3	4.4	0.1	6.8
Adjustments(2)	(0.1)	(0.1)	-	(0.2)
Total cash costs from continuing operations	38.6	28.7	1.8	69.1
By-product silver and copper sales from continuing operations				(54.9)
Total cash costs net of by-product revenue from continuing operations				14.2
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	59,913	19.9	0.2
Total cash costs on a co-product basis from continuing operations (3) ($/ounce or pound)	644	1.44	8.74
Total cash costs per gold ounce sold from continuing operations ($/ounce)				236
Total co-product cash costs from continuing operations	38.6	28.7	1.8
Total cash costs net of by-product revenue from continuing operations				14.2
Sustaining capital expenditures(4)	5.2	3.4	0.3	8.9
Sustaining exploration - expensed	0.3	0.2	-	0.5
Corporate G&A including share-based compensation(5)	5.0	3.4	0.2	8.6
Reclamation expenses	0.9	0.6	0.1	1.6
Total co-product all-in sustaining costs from continuing operations	50.0	36.2	2.4
Total all-in sustaining costs net of by-product revenue from continuing operations				33.7
All-in sustaining costs on a co-product basis from continuing operations(3) ($/ounce or pound)	834	1.82	11.35
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				561
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include social closure costs incurred at Cerro San Pedro that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

43

Three months ended March 31, 2018
(in millions of U.S. dollars, except where noted)	Gold	Silver	Total
RAINY RIVER OPEX, cash costs and AISC reconciliation
Operating expenses(1)	50.7	0.9	51.6
Units of metal sold (ounces/millions of ounces)	40,880	0.1
Operating expenses per unit of metal sold ($/ounce)	1,240	15.57
Operating expenses(1)	50.7	0.9	51.6
By-product silver sales			(1.0)
Total cash costs net of by-product revenue			50.6
Units of metal sold (ounces/millions of ounces)	40,880	0.1
Total cash costs on a co-product basis(2) ($/ounce)	1,240	15.57
Total cash costs per gold ounce sold ($/ounce)			1,238
Total co-product cash costs	50.7	0.9
Total cash costs net of by-product revenue			50.6
Sustaining capital expenditures(3) (4)	47.7	0.9	48.6
Reclamation expenses	0.8	-	0.8
Total co-product all-in sustaining costs	99.2	1.8
Total all-in sustaining costs net of by-product revenue			100.0
All-in sustaining costs on a co-product basis(2) ($/ounce)	2,427	30.52
All-in sustaining costs per gold ounce sold ($/ounce)			2,447

1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “Rainy River Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
4.	For the three months ended March 31, 2018, sustaining capital expenditures are net of $0.3 million in proceeds from disposal of assets.

44

Three months ended March 31, 2018
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	7.5	20.3	0.4	28.2
Units of metal sold (ounces/millions of pounds/millions of ounces)	18,485	21.3	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	408	0.96	5.01
Operating expenses	7.5	20.3	0.4	28.2
Treatment and refining charges on concentrate sales	2.2	6.0	0.1	8.3
Total cash costs	9.7	26.3	0.5	36.5
By-product silver and copper sales				(68.0)
Total cash costs net of by-product revenue				(31.5)
Units of metal sold (ounces/millions of pounds/millions of ounces)	18,485	21.3	0.1
Total cash costs on a co-product basis(2) ($/ounce or pound)	527	1.24	6.46
Total cash costs per gold ounce sold ($/ounce)				(1,702)
Total co-product cash costs	9.7	26.3	0.5
Total cash costs net of by-product revenue				(31.5)
Sustaining capital expenditures(3)	1.8	4.7	0.1	6.6
Sustaining exploration expense	0.1	0.1	-	0.1
Reclamation expenses	0.1	0.4	-	0.5
Total co-product all-in sustaining costs	11.7	31.5	0.6
Total all-in sustaining costs net of by-product revenue				(24.3)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	631	1.48	7.73
All-in sustaining costs per gold ounce sold ($/ounce)				(1,313)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “New Afton Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

45

Three months ended March 31, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	9.6	18.2	0.4	28.2
Units of metal sold (ounces/millions of pounds/millions of ounces)	20,716	19.9	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	458	0.92	6.30
Operating expenses	9.6	18.2	0.4	28.2
Treatment and refining charges on concentrate sales	2.3	4.4	0.1	6.8
Total cash costs	11.9	22.6	0.5	35.0
By-product silver and copper sales				(52.1)
Total cash costs net of by-product revenue				(17.1)
Units of metal sold (ounces/millions of pounds/millions of ounces)	20,716	19.9	0.1
Total cash costs on a co-product basis(2) ($/ounce or pound)	569	1.14	7.83
Total cash costs per gold ounce sold ($/ounce)				(829)
Total co-product cash costs	11.9	22.6	0.5
Total cash costs net of by-product revenue				(17.1)
Sustaining capital expenditures(3)	2.2	4.2	0.1	6.5
Reclamation expenses	0.1	0.1	-	0.2
Total co-product all-in sustaining costs	14.2	26.9	0.6
Total all-in sustaining costs net of by-product revenue				(10.4)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	679	1.36	9.33
All-in sustaining costs per gold ounce sold ($/ounce)				(505)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “New Afton Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

46

		Three months ended March 31
(in millions of U.S. dollars, except where noted)	2018	2017
MESQUITE OPEX, cash costs and AISC reconciliation
Operating expenses	28.2	20.2
Gold ounces sold	34,534	29,153
Operating expenses per gold ounce sold	818	695
Operating expenses	28.2	20.2
Gold ounces sold	34,534	29,153
Total cash costs per gold ounce sold ($/ounce)	818	695
Total cash costs	28.2	20.2
Sustaining capital expenditures(1)	0.5	1.6
Reclamation expenses	0.8	0.4
Total all-in sustaining costs	29.5	22.2
All-in sustaining costs per gold ounce sold ($/ounce)	854	765

47

Year ended March 31, 2018				Year ended March 31, 2017
(in millions of U.S. dollars, except where noted)	Gold	Silver	Total	Gold	Silver	Total
CERRO SAN PEDRO OPEX, cash costs and AISC reconciliation
Operating expenses(1)	7.6	1.6	9.2	11.5	2.5	14.0
Units of metal sold (ounces/millions of ounces)	4,789	0.1		10,044	0.2
Operating expenses per unit of metal sold ($/ounce)	1,594	20.09		1,150	15.84
Operating expenses(1)	7.6	1.6	9.2	11.5	2.5	14.0
Adjustments(2)	(0.2)	-	(0.2)	(0.2)	-	(0.2)
Total cash costs	7.4	1.6	9.0	11.3	2.5	13.8
By-product silver sales			(1.3)			(2.8)
Total cash costs net of by-product revenue			7.7			11.0
Units of metal sold (ounces/millions of ounces)	4,789	0.1		10,044	0.2
Total cash costs on a co-product basis(3) ($/ounce)	1,555	19.59		1,129	15.55
Total cash costs per gold ounce sold ($/ounce)			1,600			1,099
Total co-product cash costs	7.4	1.6		11.3	2.5
Total cash costs net of by-product revenue			7.7			11.0
Sustaining capital expenditures(4)	-	-	-	0.6	0.1	0.7
Reclamation expenses	0.4	0.1	0.5	0.8	0.2	1.0
Total co-product all-in sustaining costs	7.8	1.7		12.7	2.8
Total all-in sustaining costs net of by-product revenue			8.2			12.7
All-in sustaining costs on a co-product basis(3) ($/ounce)	1,643	20.71		1,258	17.33
All-in sustaining costs per gold ounce sold ($/ounce)			1,706			1,255
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include social closure costs that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

48

Sustaining Capital Expenditures Reconciliation Tables

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2018	2017
Total sustaining capital expenditureS
Mining interests per statement of cash flows	68.7	138.3
New Afton growth capital expenditures(1)	(0.5)	(1.2)
Rainy River growth capital expenditures	(10.2)	(126.3)
Blackwater growth capital expenditures	(1.9)	(1.8)
Sustaining capital expenditures from continuing operations	56.0	8.9
1.	Growth capital expenditures at New Afton in the current period and prior-year period relate to exploration for the C-zone. Growth capital expenditures at Rainy River in the current period related to the payment of working capital for project development and in the prior-year period related to project development.
	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2018	2017
RAINY RIVER sustaining capital expenditureS
Capital expenditure per segmented information	59.1	126.3
Rainy River growth capital expenditures(1)	(10.2)	(126.3)
Rainy River sustaining capital expenditures	48.9	-
1.	Growth capital expenditures at Rainy River in the current period related to the payment of working capital for project development and in the prior-year period related to project development.
	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2018	2017
New Afton sustaining capital expenditureS
Capital expenditure per segmented information	7.2	7.7
New Afton growth capital expenditures(1)	(0.5)	(1.2)
New Afton sustaining capital expenditures	6.6	6.5
1.	Growth capital expenditures at New Afton in the current period and prior-year period relate to exploration for the C-zone.

49

Adjusted Net Earnings and Adjusted Net Earnings from Continuing Operations per Share

“Adjusted net earnings from continuing operations” and “adjusted net earnings from continuing operations per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

•	Impairment losses;
•	Inventory write-downs;
•	Items included in “Other gains and losses” as per Note 3 of the Company’s consolidated financial statements; and
•	Certain non-recurring items.

Earnings from continuing operations have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the unaudited consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation; share purchase warrants and the gold and copper option contracts and copper forward contracts; foreign exchange gain or loss; loss on disposal of assets and inventory write-downs. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.

The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

50

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2018	2017
adjusted earnings FROM CONTINUING OPERATIONS reconciliation
Earnings (loss) before taxes from continuing operations	(24.1)	30.5
Other (gains) losses (1)	8.2	(25.7)
Adjusted net (loss) earnings before taxes from continuing operations	(15.9)	4.8
Income tax (expense) recovery	(5.0)	0.4
Income tax adjustments	4.8	(4.0)
Adjusted income tax expense	(0.2)	(3.6)
Adjusted net (loss) earnings from continuing operations	(16.1)	1.2
Adjusted (loss) earnings from continuing operations per share (basic and diluted)	(0.03)	0.00
Adjusted effective tax rate	1%	-75%
1.	Please refer to Note 3 of the Company’s unaudited consolidated financial statements for a detailed breakdown of other gains and losses.

Operating Cash Flows Generated from Operations, before Changes in Non-Cash Operating Working Capital

“Operating cash flows generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company’s ability to generate cash from its operations before temporary working capital changes.

Operating cash flows generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

	Three months ended March 31
(in millions of U.S. dollars)	2018	2017
cash reconciliation
Operating cash flow generated from continuing operations	50.2	57.3
Add back (deduct): Change in non-cash operating working capital from continuing operations	17.2	(8.0)
Operating cash flows generated from continuing operations before changes in non-cash operating working capital	67.4	49.3

Operating Margin

“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company’s aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges. Operating margin is calculated as revenue less operating expenses and therefore does not include depreciation and depletion. Operating margin is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregated and mine-by-mine basis.

51

Operating Margin Reconciliation Tables

Three months ended March 31
(in millions of U.S. dollars)	2018	2017
TOTAL OPERATING MARGIN
Revenue(1)	193.2	124.5
Less: Operating expenses(1)	117.3	62.4
Total operating margin	75.9	62.1
1.
Three months ended March 31
(in millions of U.S. dollars)	2018	2017
RAINY RIVER OPERATING MARGIN
Revenue	55.3	-
Less: Operating expenses	51.6	-
Rainy River operating margin	3.7	-

Three months ended March 31
(in millions of U.S. dollars)	2018	2017
New Afton OPERATING MARGIN
Revenue	84.5	71.8
Less: Operating expenses	28.3	28.2
New Afton operating margin	56.2	43.6

Three months ended March 31
(in millions of U.S. dollars)	2018	2017
Mesquite OPERATING MARGIN
Revenue	45.7	37.2
Less: Operating expenses	28.2	20.2
Mesquite operating margin	17.5	17.0

Three months ended March 31
(in millions of U.S. dollars)	2018	2017
CERRO San Pedro OPERATING MARGIN
Revenue	7.7	15.5
Less: Operating expenses	9.2	14.0
Cerro San Pedro operating margin	(1.5)	1.5

52

Average Realized Price

“Average realized price per ounce of gold sold” is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold sales. Average realized price is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2018	2017
Total AVERAGE REALIZED PRICE FROM CONTINUING OPERATIONS
Revenue from gold sales	128.6	74.1
Treatment and refining charges on gold concentrate sales	2.2	2.3
Gross revenue from gold sales	130.8	76.4
Gold ounces sold	98,688	59,913
Total average realized price per gold ounce sold ($/ounce)	1,328	1,276

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2018	2017
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	54.3	-
Gold ounces sold	40,880	-
Rainy River average realized price per gold ounce sold ($/ounce)	1,328	-

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2018	2017
new afton AVERAGE REALIZED PRICE
Revenue from gold sales	22.2	24.2
Treatment and refining charges on gold concentrate sales	2.2	2.3
Gross revenue from gold sales	24.4	26.5
Gold ounces sold	18,485	20,716
New Afton average realized price per gold ounce sold ($/ounce)	1,336	1,282

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2018	2017
Mesquite AVERAGE REALIZED PRICE
Revenue from gold sales	45.7	37.2
Gold ounces sold	34,534	29,153
Mesquite average realized price per gold ounce sold ($/ounce)	1,324	1,274

53

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2018	2017
Cerro San Pedro AVERAGE REALIZED PRICE
Revenue from gold sales	6.4	12.7
Gold ounces sold	4,789	10,044
Cerro San Pedro average realized price per gold ounce sold ($/ounce)	1,329	1,268

54

ENTERPRISE RISK MANAGEMENT AND RISK FACTORS

The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. The following is a summary of certain risks facing the Company. For a more comprehensive discussion of these and other risks facing Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form and the section entitled “Enterprise Risk Management” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2017, both filed on SEDAR at www.sedar.com. There were no significant changes to those risks or to the Company’s management of exposure to those risks for the year ended December 31, 2017, except as noted below:

Metal price risk

The Company’s earnings, cash flows and financial condition are subject to risk due to fluctuations in the market price of gold, copper and silver. World gold prices have historically fluctuated widely. World gold prices are affected by numerous factors beyond the Company’s control, including:

•	the strength of the U.S. economy and the economies of other industrialized and developing nations;
•	global or regional political or economic conditions;
•	the relative strength of the U.S. dollar and other currencies;
•	expectations with respect to the rate of inflation;
•	interest rates;
•	purchases and sales of gold by central banks and other large holders, including speculators;
•	demand for jewellery containing gold;
•	investment activity, including speculation, in gold as a commodity

For the period ended March 31, 2018, the Company’s revenue and cash flows were impacted by gold prices in the range of $1,308 to $1,355 per ounce, and by copper prices in the range of $2.95 to $3.27 per pound. Low metal prices could cause continued developments of, and commercial production from, the Company’s properties to be uneconomic. In addition, there is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can impact the Company’s revenue and working capital position. As at March 31, 2018, working capital includes unpriced gold and copper concentrate receivables totalling 1,155 ounces of gold and 0.5 million pounds of copper not offset by copper swap contracts. The Company’s exposure to changes in copper prices has been significantly reduced during 2018 as the Company has entered into copper price option contracts (whereby it sold a series of call option contracts and purchased a series of put option contracts) to reduce exposure to changes in copper prices:

	Quantity outstanding	Remaining term	Exercise price ($/lb)	Fair value - asset (liability) (1)
COPPER option contracts outstanding
Copper call contracts - sold	20,700 tonnes(1)	April – December 2018	3.37	(2.0)

Copper put contracts - purchased	20,700 tonnes(1)	April – December 2018	3.00	4.6

1. Approximates 45 million pounds of copper.

55

An increase in gold, copper and silver prices would increase the Company’s net earnings, whereas an increase in fuel or restricted share unit vested prices would decrease the Company’s net earnings. A 10% change in commodity prices would impact the Company’s net earnings (loss) before taxes and other comprehensive income before taxes as follows:

Three months ended March 31			Three months ended March 31
(in millions of U.S. dollars, except where noted)	2018 Net Earnings (Loss)	2018 Other Comprehensive Income	2017 Net Earnings (Loss)	2017 Other Comprehensive Income
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	13.1	-	7.6	-
Copper price	6.7	-	5.1	-
Silver price	0.2	-	0.3	-

Reserve calculations and mine plans using significantly lower gold, silver, copper and other metal prices could result in significant reductions in Mineral Reserve and Resource estimates and revisions in the Company’s life-of-mine plans, which in turn could result in material write-downs of its investments in mining properties and increased depletion, reclamation and closure charges. Depending on the price of gold or other metals, the Company may determine that it is impractical to continue commercial production at a particular site. In addition, cash costs and all-in sustaining costs of gold production are calculated net of by-product credits, and therefore may also be impacted by downward fluctuations in the price of by-product metals. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s costs are affected by the prices of commodities and other inputs it consumes or uses in its operations, such as lime, sodium cyanide and explosives. The prices of such commodities and inputs are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect its results of operations and financial condition.

The Company is also subject to price risk for changes in the Company’s common stock price per share. The Company has granted, under its long-term incentive plan, restricted share units that the Company is required to satisfy in cash upon vesting. The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting. The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

56

CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in the Company’s audited consolidated financial statements for the year ended December 31, 2017 and have been consistently applied in the preparation of the unaudited condensed consolidated interim financial statements.

ACCOUNTING POLICIES

The Company's significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2017 and have been consistently applied in the preparation of the unaudited condensed consolidated interim financial statements.

Changes in accounting policies

Revenue

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). This standard outlines a single comprehensive model with prescriptive guidance for entities to use in accounting for revenue arising from contracts with its customers. IFRS 15 uses a control-based approach to recognize revenue which is a change from the risk and reward approach under the current standard. This standard replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The Company has adopted IFRS 15 effective January 1, 2018 applying the retrospective method of transition.

The standard requires entities to apportion revenue earned from contracts to individual promises or performance obligations, on a relative standalone selling price basis. For the Company's concentrate sales, the seller may contract for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Therefore, where material, a portion of the revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services, is deferred and recognized over time as the obligations are fulfilled, along with the associated costs. The impact of this change on the amount of revenue recognized in a year is not significant. As a result, there have been no changes in the amounts of the revenue recognized or a significant change in the timing of revenue recognition under the new standard.

57

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of and under the supervision of its President & Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, as at and for the year ended December 31, 2017. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at and for the year ended December 31, 2017, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

Internal Controls over Financial Reporting

New Gold’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as at and for the year ended December 31, 2017 based on the 2013 updated Committee of Sponsoring Organization of the Treadway Commission (“COSO”) and has concluded that New Gold’s internal controls over financial reporting are effective as at and for the year ended December 31, 2017.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2017.

Limitations of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

58

CAUTIONARY NOTES

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this MD&A are Canadian mining terms as defined in the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101 (“NI 43-101”). While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher confidence category through additional exploration drilling and technical evaluation. Readers are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve estimation is made. Readers are cautioned not to assume that all or any part of the Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include those under the heading “Outlook for 2018” and “Development and Exploration Review” include, among others, statements with respect to: guidance for production, operating expenses per gold ounce sold, total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital expenditures; Mineral Reserve and Mineral Resource estimates; grades expected to be mined at the Company’s operations; the expected production, costs, economics and operating parameters of Blackwater and New Afton C-zone; planned activities for 2018 and beyond at the Company’s operations and projects, as well as planned exploration activities, expenses; expected permitting and development activities for Blackwater and the New Afton C-zone; the expected capital costs and contingency amounts as well as production, costs, economics, grade and other operating parameters of Rainy River; and the value of the closing adjustments on sale of Peak Mines.

59

All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, New Gold’s Annual Information Form and its Technical Reports filed on SEDAR at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent the Mexican peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of Rainy River and Blackwater being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for New Afton C-zone and Blackwater being realized; and (10) in the case of production, cost and expenditure outlooks at operating mines for 2018, commodity prices and exchange rates being consistent with those estimated for the purposes of 2018 guidance.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada and the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada and the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for New Afton C-zone and Blackwater; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Mineral Reserves and Mineral Resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for New Afton C-zone and Blackwater; the uncertainty with respect to prevailing market conditions necessary for a positive development or construction decision for New Afton C-zone and Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available on SEDAR at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

60

Technical Information

The scientific and technical information relating to the operation of New Gold’s operating mines contained herein has been reviewed and approved by Mr. Nicholas Kwong, Director, Business Improvement of New Gold. The scientific and technical information relating to Mineral Resources and exploration contained herein has been reviewed and approved by Mr.Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Kwong is a Professional Engineer and member of the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Petersen is a SME Registered Member, AIPG Certified Professional Geologist. Messrs.Kwong and Petersen are "Qualified Persons" for the purposes of NI 43-101.

The estimates of Mineral Reserves and Mineral Resources discussed in this MD&A may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. New Gold’s current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR at www.sedar.com, contain further details regarding Mineral Reserve and Mineral Resource estimates, classification and reporting parameters, key assumptions and associated risks for each of New Gold's mineral properties, including a breakdown by category.

61